Stephen J. Rolfs
Senior Vice President and
Chief Financial Officer

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
Tel 414 347-3743
Fax 414 347-4794
stephen.rolfs@sensient.com

August 18, 2015

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-4631

Re:	Sensient Technologies Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 26, 2015 File No. 1-7626

Dear Mr. Cash:

Sensient Technologies Corporation, a Wisconsin corporation (“Sensient,” the “Company,” “we” or “our”) has received your letter dated August 6, 2015, regarding our most recently filed Form 10-K and our response letter dated July 8, 2015. Our responses to your comments are included below. In addition to the information provided below, we will adjust the disclosures in our future annual filing as discussed in our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibit 13.1

Annual Report to Shareholders

Management’s Discussion and Analysis of Operations & Financial Condition

Restructuring Activities, page 16

1.	We note your response to our prior comment number four. Please further enhance your proposed disclosures to provide more detailed information regarding your redundant manufacturing capabilities. Please include a discussion of the Group(s) where such redundancies existed, along with the number of facilities impacted and the specific locations of redundant operations within North America and Europe.

Mr. W. John Cash
United States Securities and Exchange Commission
August 18, 2015

Response:

In future filings, the Company will enhance its MD&A to address the additional items noted.  The following illustrates the form of this additional disclosure if such revision had been incorporated into the Company’s Annual Report:

In 2014, the Company announced that it was initiating its 2014 Restructuring Plan to eliminate underperforming operations, consolidate manufacturing facilities and improve efficiencies within the Company. The Company determined that it had redundant manufacturing capabilities in both North America and Europe, and that it could lower costs and operate more efficiently by consolidating into fewer facilities. Eight facilities were identified for consolidation in the Flavors & Fragrances segment, four in North America and four in Europe. To date, closures have been announced in Indianapolis, Indiana, United States; Cornwall, Mississauga and Halton Hills, Canada; Bremen, Germany; and Milan, Italy. The Company also discontinued one of the businesses in the Color Group, located near Leipzig, Germany, because it did not fit with the Company’s long term strategic plan and it had generated losses for several years. The Company expects this plan to cost between $120 million and $130 million, and upon completion is anticipated to reduce annual operating costs by approximately $30 million per year. Incremental savings will be achieved over the next few years and the full benefit is expected to be achieved after 2016. Based on this plan, the Company determined that certain long-lived assets associated with the underperforming operations were impaired. The Company reduced the carrying amounts of these assets to their aggregate respective fair values of approximately $35 million, which were determined based on independent market values for these assets. Certain machinery and equipment has been identified to be disposed of at the time of the facility closures and the associated depreciation for these assets has been accelerated. In 2014, the Company recorded long-lived asset impairments of $70.2 million. In addition, certain intangible assets and inventory were determined to be impaired and were written down. Employee separation and other restructuring costs were also incurred during 2014. The Company will reduce headcount by approximately 300 positions at impacted facilities primarily in the Flavors & Fragrances Group, related to direct and indirect labor at manufacturing sites. As of December 31, 2014, approximately 100 employees have been terminated. The Company recorded $101.5 million of restructuring and other costs in 2014, in accordance with GAAP and based on internal review of affected facilities and consultation with legal and other advisors. The Company expects to incur approximately $21 million to $31 million of additional restructuring costs by the end of 2016.

Results of Continuing Operations

Segment Information, page 17

2.	We note your response to our prior comment number five. As previously requested, please revise the caption of your segment profitability measure to avoid investor confusion.

Mr. W. John Cash
United States Securities and Exchange Commission
August 18, 2015

Response:

In future filings we will revise the name of our segment profitability measure and refer to “segment operating income.” The following illustrates the form of this disclosure if such revision had been incorporated into the Company’s Annual Report:

Segment operating income for the Color segment increased 6.5% to $114.9 million in 2014 from $107.9 million in 2013. The increase was primarily due to non-food colors ($5.5 million) and food and beverage colors ($2.3 million) partially offset by the unfavorable impact of exchange rates ($0.8 million). The higher profit for non-food colors was primarily due to the higher volumes and favorable product mix. The higher profit for food and beverage colors was primarily due to higher selling prices. Segment operating margin for the Color segment increased 80 basis points to 22.6% in 2014 from 21.8% in 2013.

Financial Statements

Note 6 – Retirement Plans, page 34

3.	We note your response to our prior comment number eight. We note from your filing, benefit payments increased from $5.2 million in 2013 to $23.7 million in 2014. We further note benefit payments in 2015 are expected to decrease to $9.6 million. Please explain to us and disclose the reason(s) for the increase in benefit payments in 2014.

Response:

The increase in the benefit payments in 2014 was primarily a result of the 2014 retirement of the Company’s former Chief Executive Officer and the payment of his defined benefit pension during the year. In future filings, the Company will enhance its disclosure to address the items noted. The following illustrates the form of this additional disclosure if such revision had been incorporated into the Company’s Annual Report:

During the year, two of the Company’s defined benefit plans were frozen resulting in the recognition of a curtailment gain. The changes to these plans will limit the plans to the current participants as well as freeze their respective benefits. In addition, a curtailment loss was recognized for a certain defined benefit plan associated with a closure of a facility. These changes did not have a material impact on the Company’s 2014 results, and they are not expected to have a material impact on future years’ results. The increase in benefit payments in 2014 was primarily due to the retirement of the Company’s former Chief Executive Officer, who received his defined benefit pension in a lump sum payment during the year.

Mr. W. John Cash
United States Securities and Exchange Commission
August 18, 2015

We appreciate your comments on our filings. We acknowledge, on behalf of Sensient, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on our responses, please contact me.

Sincerely,

/s/ Stephen J. Rolfs
Stephen J. Rolfs
Senior Vice President and Chief Financial Officer